September 8, 2009
Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20002

RE:	Federal Home Loan Bank of New York
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 000-51397
Dear Mr. West:
This letter sets forth the responses of the Federal Home Loan Bank of New York (“FHLBNY” or “Bank”) to the comments to the above-referenced filing, which were transmitted by letter dated August 24, 2009.
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Notes to Financial Statements
Note 1 — Recently Issued Accounting Standards and Significant Accounting Policies and Estimates
Investments-Other-Than-Temporary Impairment Analysis of Mortgage-Backed Securities, page 16
1. We note your disclosure that for securities screened to be at risk of other-than-temporary impairment (“OTTI”), you perform an analysis of each security on a quarterly basis to determine whether the credit enhancements within the structure of each security are sufficient to protect against losses of principal and interest on the underlying mortgage loans. We also note your table on page 23 which illustrates the key base assumptions into your estimates of expected cash flows, including the loss severity rate, and how it appears to primarily be defined as the realized loss of principal. Please tell us how the expected loss of contractual interest cash flows is factored into your expected cash flow analysis, and consider expanding your disclosure in future filings to explain this point.

Mr. Hugh West
Securities and Exchange Commission
September 8, 2009

Response:
The Bank analyzes the securities considered to be at risk of OTTI by estimating the total cash flows expected to be received from the security. The contractual interest cash flows of the securities are factored into the expected cash flows analysis of the security to the extent it represents a component of the total estimated cash flows that the Bank expects to collect. In future filings, the Bank will revise its disclosures to clarify the description of the cash flows forecasted by the Bank for purposes of its OTTI analysis.
In future filings, the Bank will expand its disclosures to provide more information about its methodology for calculating the principal and interest cash flows for the purposes of establishing OTTI.
2. We note your discussion on pages 16-17 regarding the OTTI Governance Committee that was formed by the FHLBanks during the second quarter of 2009. In the third and four paragraphs on page 17 you disclose that certain private label MBS could not be modeled by the ''two approved FHLBanks.” The context of this reference is not clear as you do not specifically refer to any “approved FHLBanks” in your discussion of the OTTI Governance Committee. Please revise your future filings to clarify.
3. As a related matter, we note your disclosure on page 157 that under Finance Agency guidance, you may engage another FHLBank to perform the cash flow analyses underlying your OTTI determinations. Please revise your future filings to disclose whether you have in fact engaged any of the other FHLBanks to perform your OTTI cash flow analyses and if so, disclose the specific FHLBanks engaged and the type of securities for which they have provided the modeling (e.g., prime, subprime, Alt-A).
Response:
The following response addresses comment #2 and #3.
The Bank will revise its disclosures in future filings to describe the role of the other FHLBanks approved by the FHLB System OTTI Governance Committee in the Bank’s OTTI process and clarify the context in which another FHLBank could or could not provide modeling for our private label MBS. The disclosure will include the identity of each FHLBank so engaged and the type of securities for which that FHLBank has provided modeling.
As supplemental information, please note that the FHLBNY identified 41 securities to be at risk of OTTI at June 30, 2009 based on the Bank’s screening and monitoring parameters. For the second quarter, the Bank continued with its prior process of analyzing the cash flows of PLMBS at risk. In addition, with the establishment of the OTTI Governance Committee framework, the FHLBanks of San Francisco and Chicago were contracted to run cash flow analysis for the FHLBNY’s PLMBS deemed to be at risk of OTTI. The cash flow models of FHLBank of San Francisco and Chicago did not have the capability of cash flow analysis for a significant number of the FHLBNY’s bonds (approximately 50%) that were at risk of OTTI. These bonds were considered by the OTTI Governance Committee to be out of the scope of its framework. The FHLBNY determined the expected cash flows of all its securities at risk employing its own bond analytical cash flow model and incorporated in its determination of OTTI the cash flow results obtained from the FHLBanks of San Francisco and Chicago. Although the FHLBNY may engage another FHLBank to perform the cash flow analysis used in the OTTI evaluation process, the FHLBNY is responsible for making its own determination of OTTI and determining the reasonableness of assumptions, inputs, and methodologies used and performing the required present value calculations to measure any OTTI. Further information related to the utilization of the FHLBanks of San Francisco and Chicago is included in the response to comment #6.

Mr. Hugh West
Securities and Exchange Commission
September 8, 2009

Note 4 — Held-to-Maturity Securities, page 21
4. We refer to your investment securities tables on pages 26 (Major Security Types) and 27 (Unrealized Losses). Please revise your investment tables in future filings to further segregate your mortgage-backed securities into residential, commercial and collateralized debt obligations as classification of these major security types is specifically required for financial institutions based on the guidance in paragraph 39 of FSP 115-2 and 124-2. Consider further segregating your mortgage-backed securities by vintage, credit quality or other loan characteristics based on the nature and risks of the securities. For example, consider segregating your private label mortgage-backed securities in a manner similar to how these securities are presented on page 138. Please also revise your investment tables for available-for-sale securities accordingly.
Response:
(a) Future filings regarding investment securities tables (Major Security types — Held-to-maturity and Available-for-sale securities in the notes to the financial statements) will be revised to segregate our MBS into residential and commercial categories (and other categories deemed appropriate, if any) in accordance with paragraph 39 of FSP 115-2 and 124-2.
Please note the Bank considered the disclosure requirements under paragraph 39 in its most recent Form 10-Q filed on August 12, 2009, and added the information segregating commercial and residential MBS in the text immediately following the tables in the notes to the financial statements. Because of the immaterial amount of the commercial MBS, we determined that tabular disclosures would not be meaningful to the readers of our financial statements. At June 30, 2009, less than one percent of the Bank’s held-to-maturity securities were comprised of commercial MBS with the remaining MBS all supported by residential loans. Also at June 30, 2009, the Bank’s available-for-sale securities were all GSE issued MBS supported by residential loans. The Bank did not own any collateralized debt obligations at the end of June 2009. In future filings, the Bank will make the FSP 115-2 disclosures in a tabular format.
(b) We have considered your suggestion regarding further segregation of our MBS in the notes to the FHLBNY’s financial statements by vintage, credit quality or other loan characteristics in accordance with the nature and risks of the securities, and believe that the information as presented in the MD&A section under “Investment Quality” is adequate for the risks within the FHLBNY’s MBS portfolio.

Mr. Hugh West
Securities and Exchange Commission
September 8, 2009

The section “Investment Quality” (Starting on page 133) presents a comprehensive discussion of the Bank’s non-GSE issued private-label securities by vintage, loan characteristics, rating information as well as collateral types. We believe that readers of our financial statements would find it easier to analyze the Bank’s investments as well as its credit and risk characteristics within a single section “Investment Quality”. Adding this information to the notes to the financial statements section would appear to be duplicative.
With respect to GSE issued bonds owned by the FHLBNY, the Bank has concluded that the probability of default for Federal National Mortgage Association (“Fannie Mae”) or Federal Home Loan Mortgage Corp. (“Freddie Mac”) is remote given their GSE status as well as the implicit support from the U.S. government. In this context, the FHLBNY does not believe additional disclosures for GSE issued bonds are warranted at this time.
The Bank’s available-for-sale securities are all GSE issued MBS securities. We do not believe a tabular presentation of vintage or loan characteristics would be useful for reasons outlined above.
5. We note that you recognized OTTI on two securities as of March 31, 2009 and an additional ten securities as of June 30, 2009. Please advise us and revise your future filings to address the following:
•	(a) Clarify whether you made any changes to your OTTI methodology — including the cash flow models and significant assumptions — subsequent to December 31, 2008;

•	(b) Clarify whether you made any changes with respect to how you evaluate your monoline insurers and the resulting impact on your OTTI analysis during the 1st and 2nd quarters of 2009; and

•
(c ) Describe the causal factors (e.g., ratings downgrade, adverse changes in cash flows, etc.) that led to an OTTI conclusion as of March 31, 2009 and June 30, 2009 on securities which were determined not to be other-than-temporarily impaired as of year-end.

Response:
We will revise our future filings to incorporate the requested clarifications.
(a) We have not significantly changed our OTTI methodology subsequent to December 31, 2008. Management continues to internally generate and analyze expected cash flows based on inputs and assumptions that incorporate current information and reflect our judgment regarding each security’s future performance based on underlying collateral and third party financial guarantees, if any.
Subsequent to December 31, 2008, we refined the OTTI assessment process mainly to add the FHLB System OTTI Governance Committee guidance regarding additional OTTI candidate screen criteria to our policies and procedures and expanding the comparative review (benchmarking) of internal cash flows results to include the cash flow projections provided by the FHLBanks of Chicago and San Francisco under the OTTI Governance Committee’s process.

Mr. Hugh West
Securities and Exchange Commission
September 8, 2009

(b) and (c) The majority of securities the Bank recognized for other-than-temporary impairment subsequent to December 31, 2008 are insured by MBIA Insurance Corp. (“MBIA”) or Ambac Assurance Corp. (“Ambac”). The insurers are currently performing in accordance with the policies but management expects at some point in the future that these monolines may not be able to fulfill their insurance obligations because of losses that will deplete their claims paying ability.
Management assessed the claims paying ability of the monolines at December 31, 2008, March 31, 2009 and June 30, 2009 under the same OTTI methodology. For each of those reporting periods, the Bank employed financial information about the monolines to forecast the length of time the monoline would remain financially able to honor their insurance obligations. At March 31, 2009 and June 30, 2009, the Bank updated its forecasts as new information became available. The information used by the Bank to evaluate the insurers mainly considers their claims paying resources and monthly claim payments. The Bank also considers the insurers’ long-term debt credit rating and their ability to generate new business. Management sourced the information from regulatory filings, supplemental disclosures, and credit rating agency actions. The OTTI conclusions for the quarters ended March 31, 2009 and June 30, 2009 compared to December 31, 2008, were mainly driven by the deterioration in the relevant information for MBIA and Ambac as evaluated by management. Based on the information available at  _____  March 31, 2009, the Bank deemed that two securities insured by MBIA were impaired because management’s analysis concluded that MBIA would not be able to support all of the cash flow shortfalls on two securities that were OTTI. Management’s monoline evaluation of Ambac at June 30, 2009 further shortened the assumed period that Ambac would remain financially viable and not be able to meet all of its insurance obligations on nine insured securities that had OTTI.
Item 4T — Controls and Procedures. page 164
6. We note your disclosure that there were no changes in internal control over financial reporting (“ICFR”) during the second quarter that have materially affected, or are reasonably likely to materially affect, your ICFR. Please advise us as to how you made this determination in light of the various control procedures that were established by the FHLBanks at the direction of the Finance Agency, including the establishment of the OTTI Governance Committee, the use of system-wide modeling assumptions and cash flow testing of sample securities.
Response:
During our quarterly assessment of changes in ICFR for disclosure under Item 4T , we evaluated whether the establishment of the OTTI Governance Committee and the cash flows analysis provided by the FHLBanks of Chicago and San Francisco represented changes that materially affected or are reasonably likely to materially affect ICFR. We concluded that there were no changes in ICFR during the second quarter of 2009 that would have materially affected or are reasonably likely to materially affect our ICFR. The most important considerations in management’s assessment and determination are described below.

Mr. Hugh West
Securities and Exchange Commission
September 8, 2009

The Bank has followed a consistent process to review its private label MBS (“PLMBS”) for various periods. The guidance that the FHFA provided the FHLBanks in connection with OTTI has been incorporated into our policies and procedures without significantly changing our ICFR in 2009. Beginning with the quarter ended June 30, 2009, the FHLBanks formed the OTTI Governance Committee with the objective of promoting consistency among all the FHLBanks in the process of determining OTTI. The Committee has the responsibility of reviewing and approving key modeling assumptions to estimate the cash flows used in the evaluation OTTI. The Bank is a member of the Committee and participates in the discussions to determine the cash flows assumptions to be used in System-wide cash flow modeling. As part of the consistency effort promoted by the FHLB System, the Bank contracted Chicago and San Francisco to model the securities at risk of OTTI for the second quarter using the modeling assumptions approved by the OTTI Governance Committee.
For the second quarter, the Bank continued its own modeling of securities and determination of expected cash flows for all securities at risk. As part of the OTTI assessment process, the Bank evaluated the cash flows analysis provided by the FHLBanks of Chicago and San Francisco under the OTTI Governance Committee framework and compared it against the Bank’s modeling results. Note that the cash flow processes at the San Francisco and Chicago FHLBanks were not able to model a significant number of the FHLBNY’s securities (approximately 50%) mainly because most of the PLMBS securities owned by the FHLBNY were acquired in 2004 or earlier. The cash flows results modeled internally represented the Bank’s forecasted cash flows and Chicago and San Francisco projections were utilized to evaluate the reasonableness of the internal results. The cash flows estimates provided by San Francisco and Chicago were not materially different to the cash flows projections estimated internally and differences noted did not have a significant impact in the financial statements.
For the quarter ended June 30, 2009, the FHLBNY continued using its previous methodology to determine the level of reliance on the monoline insurers and the formation of the OTTI Governance Committee did not impact that important element of the Bank’s OTTI process.
Under the OTTI Governance Committee guidelines, the FHLBanks that hold the same PLMBS are required to consult with one another to make sure that any decision that a commonly held PLMBS is OTTI is consistent among those FHLBanks. Note that the Bank owns a small number of PLMBS common to other FHLBanks and none of them had OTTI as of June 30, 2009.
Based on the above, management determined that the FHFA guidance, the formation of the OTTI Governance Committee and System-wide cash flow modeling did not significantly change our OTTI assessment process such that there was a change in our ICFR that should be reported under Item 4T for the quarter ended June 30, 2009.

Mr. Hugh West
Securities and Exchange Commission
September 8, 2009

As supplemental information, please note that the Bank evaluates significant changes in ICFR on a quarterly basis for disclosure under Item 4T. We would disclose changes that may be made by the Bank in the future if we consider that they change ICFR materially or are reasonably likely to materially affect ICFR. For example, as the proportion of securities modeled by those banks relative to the population of securities at risk may increase and should the Bank consider the cash flows projections provided by San Francisco and Chicago its principal source of information for forecasted cash flows in the OTTI assessment process, those changes may be considered significant to our OTTI assessment process and ICFR. The FHLBNY is currently assessing such changes and if it concludes that there has been a significant change in ICFR, the FHLBNY will make changes to its internal controls related to its OTTI processes. The FHLBNY will disclose such changes in Item 4T. Controls and Procedures in future filings.
In responding to your letter, the Bank acknowledges that:
•	The Bank is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or further comments, please contact me at 212-441-6616, Patrick.morgan@fhlbny.com or my fax at 212-441-6871.
Sincerely,
/s/ Patrick A. Morgan
Patrick A. Morgan
Senior Vice President & Chief Financial Officer